SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-28690
                                    ---------

                           NOTIFICATION OF LATE FILING

(Check One): |X|Form 10-KSB |_|Form 11-K |_|Form 20-F |_| Form 10-QSB
             |_|Form N-SAR
For Period Ending: December 31, 1999
                            -------------------------
|_| Transition Report on Form 10-K |_|Transition Report on Form 10-Q |_|Transition Report on Form 20-F |_|Transition Report on Form N-SAR |_|Transition Report on Form 11-K
                  For the Transition Period Ended:

     Read the attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     Part I

                             Registrant Information

Full name of registrant                            Shopnet.com,  Inc.
Former name if applicable                          N/A
Address of principal executive office
(Street and number)                                14 East 60th Street, Room 402
City, State and Zip Code                           New York, New York 10022

                         Part II. Rule 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |X|       (a)   The  reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due
     |X| date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |X|       (c)   The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached as applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

         The Form 10-KSB could not be filed within the prescribed time period due to unforeseen difficulties arising in connection with its preparation stemming from an inability to obtain complete audited financial statements in due time. The Company could not, without unreasonable effort or expense, remedy the above. Accordingly, the Company requires an extension of time in which to complete its 10-KSB.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Millennium Ventures Law Group , General Counsel (925) 934-9531
(Name)                                          (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                   |X|Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   |X| Yes |_|No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Shopnet.com, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  03/31/00                         By        /s/ Harold Rashbaum
                                                     Harold Rashbaum, President

              Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                             Part IV (3) Explanation

         In response to Part IV(3), the registrant wishes to advise that the Company expects to post a net loss for the year ended December 31, 1999 of approximately $1,990,000 whereas for the year ended December 31, 1998, the Company posted net income of approximately $31,000. The current loss can be attributed directly to the following: (i) the Company's proportionate equity loss in affiliate, in the approximate amount of $994,000, sustained by Play Co. Toys & Entertainment Corp., a public company in which the Company owned an approximate 23% interest at fiscal year end as compared to a $473,000 equity in earnings for the year ended December 31, 1998; (ii) the Company's having written down a portion of its capitalized film costs by approximately $261,000; and
(iii) and a loss from operations of $677,000 for the year ended December 31, 1999 as compared to a loss of $487,000 for the year ended December 31, 1998.